Exhibit 99.1

REE Announces Pricing of Public Offering of Ordinary Shares

TEL AVIV (March 1, 2024) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), today announced the pricing of an underwritten public offering of 2,000,000 Class A ordinary shares (the “ordinary shares”). Each ordinary share is being sold at a public offering price of $6.50 per share. The Company has granted the underwriter a 20-day option to purchase up to an additional 15% of the number of ordinary shares sold in the offering to cover over-allotments, if any.

Roth Capital Partners is acting as sole book-running manager for the offering.

The offering is expected to close on March 5, 2024.

REE intends to use the net proceeds from the offering primarily for working capital and general corporate purposes, including continued product development and commercialization.

The securities were offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-266902), including a base prospectus, filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2022, and declared effective by the SEC on August 25, 2022. A preliminary prospectus supplement has been filed with the SEC and, when available, copies of the preliminary prospectus supplement and accompanying base prospectus may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Suite 400, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov. Before investing in this offering, interested parties should read in their entirety the preliminary prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such preliminary prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles Powered by REE™ are equipped with the revolutionary REEcorner™, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. As the first company to certify a fully by-wire vehicle in the US, REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Using four identical REEcorners™ enables REE to make the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward looking statements when it discusses the expected use of proceeds and the expected timing of the closing. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.